ROSS MILLER	Document Number
Secretary of State	20110003879-21
204 North Carson Street, Suite 1	Filing Date and Time:
Carson City, Nevada 89701-4299	01/03/2011 4:31 PM
(775) 684 5708	Entity Number
Website: www.nvsos.gov	C7725-1999
In the Office of
Certificate of Designation (PURSUANT TO NRS 78.1955)	Dean Heller Secretary of State

Certificate of Designation For
Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1. Name of corporation:

EnerJex Resources, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate established the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Establishing and designating Four Million Seven Hundred Seventy-nine Thousand Four Hundred Sixty (4,779,460) shares, par value $0.001 per share, of Series A Preferred Stock.

Further rights, preferences, restrictions and other matters relating to the Series A Preferred Stock are attached hereto.

3. Effective date of filing (optional):	December 31, 2010

5.  Officer Signature (required)

/s/ Steve Cochennet
Signature of Officer

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

ENERJEX RESOURCES, INC.

CERTIFICATE OF DESIGNATION
OF
PREFERENCES, RIGHTS AND LIMITATIONS
OF
SERIES A PREFERRED STOCK

The rights, preferences, restrictions and other matters relating to the EnerJex Resources, Inc. (the “Corporation”) Series A Preferred Stock are as follows:

A.           Series A Preferred Stock.  The "Series A Preferred Stock" and shall consist of Four Million Seven Hundred Seventy-nine Thousand Four Hundred Sixty (4,779,460) shares, par value $0.001 per share (the "Series A Preferred Stock").

B.           Preferred Stock.  The rights, powers, preferences, privileges, and restrictions of each share of Series A Preferred Stock are as follows:

1.            Dividends.  The holders of record of shares of Series A Preferred Stock shall be entitled to receive dividends out of funds legally available therefore, as set forth in this Section 1.

1.1           Payment of Dividends on Series A Preferred Stock.   The Corporation shall pay dividends on the Series A Preferred Stock on a quarterly basis as set forth below in an amount per share equal to the quotient determined by dividing (x) the Cash Available for Distribution with respect to such quarter, by (y) the number of shares of Series A Preferred Stock issued and outstanding on the record date for such quarter.

(a)           Cash Available for Distribution.  For purposes of this Certificate of Designation, the term "Cash Available for Distribution" shall mean, with respect to each calendar quarter in which there are any shares of Series A Preferred Stock outstanding, an amount equal to one-third of the Corporation’s net cash provided from operating activities (adjusted for changes in accounts receivable, accounts payable, and inventory), reduced by any principal amount of debt repayment in such calendar quarter to the Corporation's institutional bank lenders and other secured creditors.  For purposes of the foregoing, the Corporation's "net cash provided from operating activities" shall be determined in a manner consistent with the Corporation's historical accounting practices consistently applied.

(b)          Payment and Record Dates.  The dividend payable on the Series A Preferred Stock with respect to:

(i)           The calendar quarter ending March 31 shall be paid on or before June 30 to holders of Series A Preferred Stock of record on May 31;

(ii)           The calendar quarter ending June 30 shall be paid on or before August 15 to holders of Series A Preferred Stock of record on July 31;

(iii)           The calendar quarter ending September 30 shall be paid on or before November 15 to holders of Series A Preferred Stock of record on October 31; and

(iv)           The calendar quarter ending December 31 shall be paid on February 15 to holders of Series A Preferred Sock of record on January 31.

(c)          Limit on Cumulative Amount of Dividends.  Notwithstanding any other provision of this Certificate of Designation to the contrary, in no event shall dividends be payable on any share of Series A Preferred Stock in a cumulative amount per share exceeding the Series A Maximum Cumulative Dividend Payment (as defined below).

1.2          Restrictions on Payment of Dividends on other Classes and Series of Capital Stock.  For so long as any shares of Series A Preferred Stock are issued and outstanding, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) other than the Series A Preferred Stock, unless the Corporation concurrently pays to the holder of each issued and outstanding share of Series A Preferred Stock a dividend in a like amount per as-converted share of Common Stock for each share of Common Stock into which such Series A Preferred Stock is convertible as of the record date for such dividend.

2.             Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales

2.1          Payments

(a)           Priority Payment to Holders of Series A Preferred Stock.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, prior and in preference to any payment to the holders of the Common Stock, by reason of their ownership thereof, an amount per share equal to the "Series A Liquidation Amount" (as defined below), and in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.  As used herein, the "Series A Liquidation Amount" shall equal the excess of (a) the Series A Original Issue Price plus all declared and unpaid dividends payable with respect to such share of Series A Preferred Stock, reduced by (b) the cumulative amount of dividends paid on the Series A Preferred Stock.  If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 2.1, then holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b)           Remainder.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock pursuant to Section 2.1, above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Series A Preferred Stock (on an "as-converted" basis, as if all such shares were converted into the number of shares of Common Stock into which the shares of each such Series are then convertible), and holders of the Common Stock pro rata based upon the number of shares of as-converted shares of Common Stock held by each.

2.2            Deemed Liquidation Events.  For purposes of this Section 2, the occurrence of any of the following events (each, a "Deemed Liquidation Event") shall be treated as a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of shares of Common Stock and Series A Preferred Stock to receive the amounts specified in this Section 2 in cash, securities or other forms of consideration: (a) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a mere reincorporation transaction) and pursuant to which the holders of the outstanding voting securities of the Corporation immediately prior to such merger or other form of corporate reorganization fail to hold equity securities representing a majority of the voting power of the Corporation or surviving entity immediately following such merger or other form of corporate reorganization; and (b) a sale, lease, transfer or disposition of all or substantially all of the assets of the Corporation.

2.3            Valuation of Consideration.  In the event of a Deemed Liquidation Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value.  Any securities shall be valued as follows:

 (a)           Securities not subject to investment letter or other similar restrictions on free marketability:

(i)           If traded on a securities exchange, the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

(ii)          If actively traded over-the-counter or on another quotation medium, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(iii)         If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

 (b)           The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2.3(a) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

2.4           Notice of Liquidation Transaction.  The Corporation shall give each holder of record of Series A Preferred Stock written notice of any impending Deemed Liquidation Event not later than 10 days prior to the stockholders’ meeting called to approve such Deemed Liquidation Event, or 10 days prior to the closing of such Deemed Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Deemed Liquidation Event.  The first of such notices shall describe the material terms and conditions of the impending Deemed Liquidation Event and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes.  Unless such notice requirements are waived, the Deemed Liquidation Event shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein.  Notwithstanding the other provisions of Certificate of Designation, all notice periods or requirements in this Certificate of Designation may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.

2.5           Effect of Noncompliance.  In the event the requirements of this Section 2 are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Deemed Liquidation Event, in which event the rights, preferences, privileges and restrictions of the holders of Series A Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2.4.

3.           Conversion of Shares.  As of any date, each share of Series A Preferred Stock shall be convertible under this Section 3 into a number of shares of Common Stock as would be determined by dividing the Series A Original Issue Price by the "Series A Conversion Price" (as defined below) then in effect at the time of conversion.  The Series A Conversion Price shall be subject to adjustment as set forth below.

3.1           Right to Convert.  Each share of Series A Preferred Stock may be converted, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Series A Preferred Stock.

(a)           Surrender of Certificate.  Before any share of Series A Preferred Stock may be converted into shares of Common Stock under this Section 3.1, the holder thereof shall surrender the certificate therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock, and shall give written notice by mail, postage prepaid, to the Corporation at its principal corporate office, of the election to convert the same, and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued.  As soon as practicable thereafter, the Corporation shall issue and deliver at such office to such holder of  Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled.

(b)           Timing of Conversion.  Any conversion under this Section 3.1 shall be deemed to occur immediately prior to the close of business on the date of such surrender of the share certificates for the Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.  If the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, as amended, or a merger or sale of assets or other pending reorganization of the Corporation, then the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, or of such other transaction, in which event the person entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall be deemed not to have converted such Series A Preferred Stock until immediately prior to the closing of such sale of securities or other such transaction.

3.2           Automatic Conversion.  Each share of Series A Preferred Stock shall automatically be converted into the number of shares of Common Stock into which it is then convertible at the Series A Conversion Price then in effect upon the earlier to occur of (i) the first date as of which the Corporation has paid to the holder of each issued and outstanding share of Series A Preferred Stock a cumulative amount equal to the Series A Original Issue Price, or (ii) the date on which such automatic conversion is approved by the holders of a number of shares of Series A Preferred Stock representing a majority of the then issued and outstanding shares of Series A Preferred Stock.  In the event of an automatic conversion in accordance with clause (i) of this Section 3.2, the Series A Preferred Stock shall be deemed to have been so converted as of the date on which the Corporation pays to the holders of then issued and outstanding Series A Preferred Stock the final dividend payment that occasions satisfaction of the Maximum Cumulative Dividend Payment thereon.

3.3           Series A Conversion Price Adjustments.  The Series A Conversion Price shall be subject to adjustment from time to time as follows:

(a)           In the event the Corporation shall declare or pay any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock or in the event the outstanding shares of Common Stock shall be subdivided by stock split, reclassification or otherwise, into a greater number of shares of Common Stock, then the Series A Conversion Price shall, concurrently with the declaration or payment of such dividend or the effectiveness of such subdivision, be proportionately decreased.  In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Series A Conversion Price shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.  In the event that the Corporation shall declare or pay any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

(b)           In the event the Corporation at any time or from time to time makes (or fixes a record date for the determination of holders of Common Stock entitled to receive) a distribution (excluding any repurchases of securities by the Corporation not made on a pro rata basis from all holders of any class of the Corporation's securities (subject to obtaining any consents required elsewhere in this Certificate of Designation)) payable in property or in securities of the Corporation other than shares of Common Stock, then (except as otherwise provided in Section 2, above, and subject to adjustment as otherwise required by this Section 3.3) in each such event the holders of Series A Preferred Stock shall receive, at the time of such distribution, the amount of property or the number of securities of the Corporation that they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event.

(c)           Except as provided in Section 2, above, if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then each share of Series A Preferred Stock thereafter shall be convertible into the number of shares of stock or other securities or property to which holders of the number of shares of Common Stock of the Corporation deliverable upon conversion of such share of Series A Preferred Stock shall have been entitled immediately prior to such reorganization or reclassification.

(d)           For purposes of this Certificate of Designation, the following definitions shall apply:

(i)           "Series A Maximum Cumulative Dividend Payment" shall mean a cumulative amount, paid from and after the Series A Original Issue Date, equal to the Series A Original Issue Price.

(ii)           "Series A Conversion Price" shall initially be equal to One Dollar ($1.00) per share and shall be subject to adjustment from time to time pursuant to Section 3.3.

(iii)          "Series A Original Issue Date" shall mean the date on which the first share of Series A Preferred Stock was issued.

(iv)           "Series A Original Issue Price" shall be One Dollar ($1.00) per share.

3.4            No Impairment.  The Corporation (i) shall not, by amendment of this Certificate of Designation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the terms of this Section 3; and (ii) at all times in good faith shall assist in the carrying out of all of the provisions of this Section 3 and shall take all such action as may be necessary or appropriate in order to protect against impairment of the conversion rights of the holders of the Series A Preferred Stock.

3.5            Certificate.  Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 3, the Corporation, at its expense, promptly shall compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred Stock a certificate executed by the Corporation’s President and Secretary, setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  Upon the written request at any time of any holder of Series A Preferred Stock, the Corporation shall furnish to such holder a like certificate describing such adjustment and readjustment, the Series A Conversion Price at the time in effect and the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series A Preferred Stock.

3.6            No Fractional Shares.  No fractional share shall be issued upon the conversion of any share or shares of Series A Preferred Stock.  All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share.  If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, then the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

3.7            Record Date.  If the Corporation endeavors to determine the record holders or any class of securities of capital stock for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase, or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, then the Corporation shall mail to each record holder of Series A Preferred Stock, at least twenty (20) days prior to the date specified as the record date in such action, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, or right, and the amount and character of such dividend, distribution, or right.

3.8            Reservation of Stock.  The Corporation at all times shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall, from time to time, be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock.  If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, then in addition to such other remedies as shall be available to the holders of Series A Preferred Stock, the Corporation shall take such corporate action as, in the opinion of its counsel, may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Designation.

3.9            Notices.  Any notice required by this Section 3 to be given to the holders of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

3.10            No Adjustment of Series A Conversion Price.  No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock.

3.11            Effect of Conversion.  All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of such conversion, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.  Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

3.12            No Further Adjustment.  Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

3.13            Taxes.  The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 3.  The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.           Voting.  As of any date, each holder of shares of  Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted as of such date under Section 3, and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class), and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.  Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

5.           Protective Provisions

5.1            Series A Preferred Stock.  Notwithstanding the provisions of Section 4, above, the Corporation shall not take any of the following actions without first obtaining the prior approval of  the holders of a number of shares of Series A Preferred Stock, voting as a separate class, representing a majority of the then issued and outstanding shares of Series A Preferred Stock:

(a)           Amend Certificate of Designation.  Amend, alter, or repeal any provision of this Certificate of Designation; or

(b)           Reclassification; Other Securities.  Either (i) reclassify or otherwise change the rights, preferences, or privileges of any securities of the Corporation so as to cause such securities to have rights that are senior to or pari passu with the rights of holders of the Series A Preferred Stock with respect to dividend payments or liquidation proceeds, or (ii) create, or authorize the creation of, or issue or obligate itself to issue, shares of any class or series of capital stock with rights that are senior to or pari passu with the rights of the holders of the Series A Preferred Stock with respect to dividend payments or liquidation proceeds.

5.2          No Avoidance.  The Corporation will not, by amendment of this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of the Series A Preferred Stock set forth herein and will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate, subject to the terms hereof, in order to protect the rights of the holders of the Series A Preferred Stock against dilution or other impairment, including without limitation the preservation of the voting rights in this Section 5.

6.           No Reissuance of Preferred Stock.  No share or shares of Series A Preferred Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation this 31 day of December, 2010.

/s/ Steve Cochennet
Steve Cochennet, CEO/President